News Announcement

CONTACT:
Richard E. Gaetz, President/CEO Kevin Glass, VP Finance/CFO Vitran Corporation Inc 416/596-7664	Robert L. Rinderman Purdy Tran Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

VITRAN CORPORATION TO PRESENT AT DEUTSCHE BANK GLOBAL
TRANSPORTATION CONFERENCE

- Vitran Management Presentation to be Webcast Live -

TORONTO, ONTARIO (February 3, 2003) – Vitran Corporation Inc. (TSX:VTN.A, AMX:VVN), a North American transportation and logistics firm, is scheduled to present at the Deutsche Bank Global Transportation Conference on February 13, 2003. Vitran CEO Rick Gaetz and CFO Kevin Glass will address the investment community at approximately 3:45 p.m. EST at The Ritz-Carlton Hotel in Naples, Florida.

Interested parties can access a live audio webcast of the Vitran presentation at www.db.com/conferences. An audio replay of the presentation will be available by the end of the day and will be archived for 30 days.

About Vitran Corporation Inc.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX:VTN.A, AMX:VVN), visit the website at www.vitran.com.

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